Mail Stop 3561



								August 31, 2005



J. Jay Lobell, Chief Executive Officer
Paramount Acquisition Corp.
787 Seventh Avenue, 48th Floor
New York, New York 10019

		RE:	Paramount Acquisition Corp.
			Registration Statement on Form S-1
			File No. 333-127149
			Date Filed: August 3, 2005

Dear Mr. Lobell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Prior to the effectiveness of the company`s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.
2. Tell us the factors you considered in determining to value this offering at $51,000,000. What factors did you consider when determining that you might need $45,050,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Have you identified or been provided with the identity of or had any direct or indirect contact with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration or contemplation," as you disclose on in the summary, but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. Given management`s extensive and high-level experience in the healthcare industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets is required to be disclosed. We may have further comment.
3. With respect to the conversion rights, add disclosure addressing the fact that there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.30 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00).

Prospectus Summary, page 1
4. Advise us as to the public availability of the sources cited.
If
the source is not available for no or nominal charge, then you must provide a consent for the use of the information or adopt the information as the company`s own.

Redemption, page 3
5. Clarify whether or not there is a weekly trading volume condition imposed on the company`s ability to redeem the outstanding warrants.
Risk Factors, page 7
6. The seventeenth risk factor appears to duplicate the fifth. Please consolidate or delete them.
7. The 34th, 35th and 36th risk factors do not, in our view, appear to represent material risks and should be deleted.


"One of our directors is now, and our other officers . . . ," page
11
8. We do not understand this risk factor. Please clarify which "business activities" Mr. Kier is engaged in and specifically what the conflict is.

"All of our officers and directors own shares of our common stock
.. .
.. ," page 11
9. Disclose the method by which the company determined that the directors, or certain of their affiliates or designees, will purchase up to 2,500,000 warrants in the open market.  Also, clarify if this
agreement to purchase warrants is limited to the number disclosed. If there is no limitation to the number of warrants able to be purchased, then so disclose. In addition, disclose that such purchases will have the effect of stabilizing the market price. "Our existing stockholders, including our officers and directors .
..
.. , page 13
10. This risk factor is not material under the circumstances of this offering, i.e., the majority shareholder will own only 11 percent after the offering and all officers and directors 20 percent.

"Because our initial stockholders` initial equity investment . . .
,"
page 15
11. The risk here is not clear. What, if any, risk is involved if an investor in a particular state may not invest.
Proposed Business, page 26
12. To the extent that the company has prioritized the industry segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons underlying such preferences.
13. Disclose, here and elsewhere as appropriate, the criteria you will take into consideration in determining whether to combine with a potential acquisition candidate. Will the company utilize EBITDA or other financial measures? Please discuss the rationale behind the utilization of specific criteria. We may have further comment.

Capitalization, page 28
14. Please revise your table to include the note payable, stockholder of $100,000.






Sources of Target Businesses, page 30
15. Expand the disclosure relating to your reference to various members of management having "regular access to substantial deal flow across the healthcare industry." We may have further comment.

Directors and Executive Officers, page 38
16. Confirm supplementally that the registrant does not intend to merge with or acquire any of the entities mentioned under this caption or any entities with which any officer or director is affiliated.
17. Indicate the business of Paramount BioCapital Inc.

Description of Securities, page 46
18. Disclose whether the Board of Directors plans to authorize a stock dividend.

Underwriting, page 50
19. Please define "severally, and not jointly".
20. We note the reference to "initial offering price" on page 51. Please clarify the reason for this statement or delete the word "initial".
21. Tell us whether EarlyBirdCapital or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
22. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
23. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

Notes to Financial Statements

Note 2 - Proposed Public Offering, page F-9
24. We note your disclosure regarding the underwriter purchase option
("UPO") on page 52. Please expand Note 2 to disclose all material terms of the UPO, including the timing of the issuance of the UPO and whether such issuance is dependent upon the effectiveness of the offering. Also, disclose how you intend to account for the UPO, including its estimated fair value and the major assumptions used to value it.
25. In regard to these assumptions, we believe that a volatility assumption should be used that is consistent with the principle outlined in paragraph 23 of FAS 123R. In addition, if your expected life assumption differs from the contractual life of the UPO, please tell us your basis for this assumption. Lastly, please tell us exactly how you would propose to record the initial issuance of the
UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Other
26. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.
Questions
on other disclosure issues may be directed to Jay Ingram at (202)
551-3397.



      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies

cc. 	David Miller, Esq.
	212-818-8881







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J. Jay Lobell
Paramount Acquisition Corp.
August 31, 2005
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